Exhibit 12.1

	Six months ended December 31, 2004	Fiscal Year Ended June 30, (1)
		2004	2003	2002	2001	2000
EARNINGS:
Income (loss) from continuing operations before income taxes, minority interests and cumulative effect of accounting change	$1,598	$2,755	$1,643	$(7,234)	$335	$285
ADDBACK:
Equity (earnings) losses from affiliates	(63)	(170)	344	7,782	923	55
Dividends received from affiliates	52	81	21	14	5	42
Amortization of capitalized interest	26	40	35	35	30	32
Fixed charges (exclusive of capitalized interest and perpetual preference dividend	392	797	747	832	837	848

Earnings available for Fixed Charges	$2,005	$3,503	$2,790	$1,429	$2,130	$1,262

FIXED CHARGES:
Interest on debt and Finance lease charges	$344	$684	$674	$767	$780	$789
Capitalized interest	18	42	26	22	63	53
Perpetual preference dividends paid	10	27	27	27	28	28
Interest element on rental expense	48	113	73	65	57	59

Total Fixed Charges	$420	$866	$800	$881	$928	$929

RATIO OF EARNINGS TO FIXED CHARGES	4.8	4.0	3.5	1.6	2.3	1.4

(1)	The prior years' ratio of earnings to fixed charges for June 30, 2000 through June 30, 2004 have been conformed to the six months ended December 31, 2004 presentation.